CORRESP.


               [Letterhead of First Keystone Financial, Inc.]


April 12, 2005

Via EDGAR

Joyce Sweeney
Senior Accountant
U.S. Securities and Exchange Commission
Washington, D.C.  20549

     Re:     First Keystone Financial, Inc.
             Form 10-K filed December 29, 2004
             Form 10-Q filed February 14, 2005
             File No. 000-2328

Dear Ms. Sweeney,

     By letter dated March 29, 2005 (the "Comment Letter"), the Staff of the Securities and Exchange Commission (the "Commission") submitted a comment with respect to certain disclosure contained in the Annual Report on Form 10-K for the year ended December 31, 2004 (the "Form 10-K") of First Keystone Financial, Inc. (the "Company"). For the reasons set forth below, the Company does not believe the disclosure in the Form 10-K needs to be revised or amended in response to the Staff's comment. For ease of reference, the Staff's comment from the Comment Letter is reproduced below in bold-face type and the response thereto follows.

Form 10-K, September 30, 2004:
Non-Interest Income page 50


1. We note our disclosure that you recognized $550,000 of non-interest income in connection with the repayment of a commercial real estate loan with certain contingent fees due upon repayment of the loan in full. Please supplementally tell us the nature of the contingencies, how they were resolved, and the basis for your accounting treatment. In addition, supplementally tell us the amount, if any, of any loans outstanding with similar contingencies.

    In 1994, a $2.4 million commercial real estate loan which had been granted more than 12 years previously by First Keystone Bank, the Company's wholly owned subsidiary (the "Bank"), was restructured (the "Restructured Loan") due to the significant credit deterioration that had been experienced during
    the life of the loan.   As part of the restructuring, the borrower agreed to
    execute a $600,000 second lien promissory note (the "Second Lien") in favor of the Bank in order to provide for the possibility of the Bank recouping the time, effort and costs it had incurred not only in restructuring the Restructured Loan in 1994 but during the prior years due to the Restructured
    Loan's ongoing difficulties experienced during such prior period.   No cash
    was funded to the borrower at the time of the loan restructuring. The agreement between the borrower and the Bank as set forth in the Second Lien was that any excess cash flows exceeding the Minimum Reserve Account or the prepayment of the restructured loan prior to the full repayment of the Restructured Loan
    (the "Contingencies") would trigger payment of the amounts due under the terms of the Second Lien based on a formula set forth therein.
    However, the maximum amount that could be received by the Bank under the provisions of the Second Lien was $600,000 less any expenses incurred in connection therewith.

    In February 2004, the borrower received an offer to buy the Collateral at an amount that was substantially higher than the outstanding principal balance of the Restructured Loan, which, if accepted, would trigger payment under the Second Lien. The offer was accepted and in connection with the closing of the sale of the Collateral and repayment of the Restructured Loan, the borrower paid the Bank in full the outstanding balance due thereto on the Restructured Loan as well as $550,000, net of costs, in satisfaction of the terms of the Second Lien.

    For financial statement purposes, the transaction was considered to be a non-recurring item. The Company believed that it was appropriate to reflect the transaction in its financial statements in a manner such that the transaction was transparent. Accordingly, the Company determined the receipt of the payment under the Second Lien should be classified as "other real estate fees" and shown as a separate component of non-interest income with appropriate disclosure in "Management's Discussion and Analysis" in the Form 10-K. The Company believes its accounting for the transaction is appropriate and in accordance with Statement of Financial Accounting Standards No. 5 ("SFAS"), "Accounting for Contingencies," and the guidance for "Gain Contingencies" in paragraph 17 of SFAS No. 5.

    The Company wishes to advise the staff supplementally that it does not have any other loans with similar structures in its loan portfolio.


                               *     *     *


In connection with this response to the Staff's comment as set forth in the Comment Letter, the Company acknowledges that:

     * the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K;

     * staff comments or changes to disclosure made in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and

     * the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



    We trust that the foregoing responds sufficiently to the Staff's comment as set forth in the Comment Letter. Please do not hesitate to contact Rose M. DiMarco, Chief Financial Officer, or me at (610) 565-6210 if you have additional questions concerning this matter.



        Sincerely,

        /s/ Donald S. Guthrie
        Donald S. Guthrie



cc:  Ben Phippin, Staff Accountant
     Philip R. Bevan, Esq.